

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2019

Gregory D. Smith
Chief Financial Officer
Boeing Co.
100 N. Riverside Plaza
Chicago, IL 60606-1596

   Re: Boeing Co.
    Form 10-K for the Year Ended December 31, 2018
    Filed February 8, 2019
    Form 10-Q for the Quarterly Period Ended June 30, 2019
    Filed July 24, 2019
    File No. 001-00442
    Boeing Co.
    Form 10-K for the Year Ended December 31, 2018
    Filed February 8, 2019
    Form 10-Q for the Quarterly Period Ended June 30, 2019
    Filed July 24, 2019
    File No. 001-00442

Dear Mr. Smith:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing